SEC
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AUG 2 8 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/25/11 AND ENDING 06/29/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, TX 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Tate, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWS Financial Services, Inc., as of June 29, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public



VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
SWS Financial Services, Inc.

We have audited the accompanying statement of financial condition of SWS Financial Services, Inc. (the "Company", a Texas corporation and a wholly owned subsidiary of SWS Group, Inc.) as of June 29, 2012 and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWS Financial Services, Inc. as of June 29, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Dallas, Texas
August 24, 2012

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 29, 2012

Assets		
Cash	$	6,000
Receivable from affiliate		197,838
Clearing deposit with affiliate		301,144
Fixed assets, net of accumulated depreciation of $764,874		100,414
Securities owned, at fair value		891,045
Other assets		70,255
Total assets	$	1,566,696
Liabilities and Stockholder's Equity		
Accounts payable	$	33,400
Taxes payable		450,912
Total liabilities		484,312
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		250,000
Retained earnings		831,384
Total stockholder's equity		1,082,384
Total liabilities and stockholder's equity	$	1,566,696

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 29, 2012

Revenues:	
Commissions	$ 28,936,977
Insurance revenue	7,827,715
Investment banking, advisory and administrative fees	2,333,352
Interest	45,821
Net losses on principal transactions	(6,337)
Other	1,049,876
	40,187,404
Expenses:	
Commissions and other employee compensation	35,466,057
Occupancy, equipment and computer service costs	1,051,980
Floor brokerage and clearing organization charges	770,247
Legal	342,670
Communications	164,529
Advertising and promotional	77,620
Interest	141
Other	575,584
	38,448,828
Income before income tax expense	1,738,576
Income tax expense	625,058
Net income	$ 1,113,518

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement Of Stockholder's Equity
Year Ended June 29, 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at June 24, 2011	10,000	$ 1,000	$ 250,000	$ 1,217,866	$ 1,468,866
Net Income	-	-	-	1,113,518	1,113,518
Dividend paid to Parent	-	-	-	(1,500,000)	(1,500,000)
Balance at June 29, 2012	10,000	$ 1,000	$ 250,000	$ 831,384	$ 1,082,384

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 29, 2012

Cash flows from operating activities:	
Net income	$ 1,113,518
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	31,321
Deferred income tax expense	2,360
Dividend received on NASDAQ stock	(1,144)
Changes in operating assets and liabilities:	
Receivable from affiliate	(56,711)
Securities owned, net	6,144
Taxes payable	396,195
Other assets	23,013
Accounts payable	(376)
Net cash provided by operating activities	1,514,320
Cash flow from investing activities:	
Purchase of fixed assets	(14,320)
Net cash used in investing activities	(14,320)
Cash flow from financing activities:	
Payment of cash dividend to Parent	(1,500,000)
Net cash used in financing activities	(1,500,000)
Net change in cash	-
Cash at beginning of year	6,000
Cash at end of year	$ 6,000
Supplemental cash flow disclosures	
Cash paid for interest	$ -
Cash paid for taxes	$ 204,647

The accompanying notes are an integral part of this financial statement.

1. Organization

General

SWS Financial Services, Inc. ("Company"), a Texas company, is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Exchange Act"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2012 ended on June 29, 2012.

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Exchange Act Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act Rule 15c3-3") under Section (k)(2)(ii) of this rule. SWS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement in the amount of $50,000 per year. Based on a clearing agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company and has a deposit with SWS for $301,144. Additionally, SWS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in receivable from affiliate on the Statement of Financial Condition. The amount of clearing fees paid to SWS for the Company's trades for the fiscal year ended June 29, 2012 was $770,247.

On the Statement of Financial Condition, the total receivable from SWS is $197,838.

The Company received fee income from Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc. and its subsidiary of $7,827,715 for the fiscal year ended June 29, 2012. Southwest Financial Insurance Agency, Inc., Southwest Insurance Agency, Inc. and its subsidiary are affiliates of the Company. These entities hold insurance agency licenses for the purpose of facilitating the sale of insurance and annuity products.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors since no such liabilities existed as of or during the fiscal year ended June 29, 2012.

2. Summary of Significant Accounting Policies

Cash Flow Reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At June 29, 2012, the cash balances did not exceed the federally insured limit.

Securities Transactions

Marketable securities are valued at fair value based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease

in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net losses on principal transactions in the statement of operations.

Securities Owned
At June 29, 2012, securities owned consisted of NASDAQ common stock of $199,496 and money market investments of $691,549.

Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the market in which the reporting entity transacts. Further, fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, fair value accounting establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. All of the Company's securities owned portfolio are valued using Level 1 inputs. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company currently does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and money market instruments.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate current fair value.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes
The Company files a consolidated federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has no uncertain tax positions. The Company recognizes interest and penalties on income taxes in income tax expense. With limited exception, the Company is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2008. An examination of certain state returns of the Parent for the years ended December 31, 2007 through 2010 was completed with no significant adjustments. Two state agencies have notified the Parent of their intent to begin examinations for tax years December 31, 2008 through 2010 and one state examination for the same time period is underway. An examination of the federal consolidated Parent's return for 2008 through 2010 is expected to continue through early 2013.

Fixed Assets
Fixed assets are comprised of furniture, equipment ($741,556) and leasehold improvements ($123,732) which are stated at cost. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At June 29, 2012, the Company had net capital of $650,906 which was $400,906 in excess of its minimum net capital requirement at that date. At June 29, 2012, the Company had aggregate indebtedness of $484,312. Aggregate indebtedness as a percentage of net capital was 74% at June 29, 2012.

Proprietary accounts held at SWS, as the Company's clearing broker, are considered allowable assets in the computation of net capital pursuant to agreements between the Company and SWS which requires, among other things, for SWS to perform a computation for Proprietary Accounts of Introducing Brokers ("PAIB") assets similar to the customer reserve requirement computation set forth in Exchange Act Rule 15c3-3.

4. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy securities owned, at fair value as of June 29, 2012.

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Corporate equity securities	$ 199,496	$ -	$ -	$ 199,496
Money market instruments	691,549	-	-	691,549
	$ 891,045	$ -	$ -	$ 891,045

5. Income Taxes

Income tax expense for the fiscal year ended June 29, 2012, (effective rate of 36.0%) differs from the amount that would otherwise have been calculated by applying the U.S. federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$ 608,502
State income tax expense	8,378
Non-deductible meals and entertainment	2,587
Other, net	5,591
	$ 625,058

Income taxes as set forth in the statement of operations consist of the following components:

Federal and state	
Current	$ 622,698
Deferred	2,360
Total income taxes	$ 625,058

The tax effect of temporary differences for depreciation at rates different for tax than financial reporting gave rise to the Company's deferred tax asset. The deferred tax asset, which is included in other assets, was $14,031 at June 29, 2012.

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

The amount of current taxes payable to the Parent on the Statement of Financial Condition was $450,912 at June 29, 2012 and is included in taxes payable.

The Company recognizes interest and penalties on income taxes in income tax expense. There were no interest or penalties during fiscal 2012.

6. Financial Instruments with Off-Balance-Sheet Risk

The Company clears all of its securities transactions through SWS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with SWS. Pursuant to the terms of the agreement between the Company and SWS, SWS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations and the right to rehypothecate the securities held.

At June 29, 2012, the Company is not aware of any losses for which it will be charged by SWS. At June 29, 2012, the Company has recorded no liabilities with regard to this right.

7. Employee Benefits

On November 12, 2003, the stockholders of the Parent approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan ("Restricted Stock Plan"). The Restricted Stock Plan allows for awards of up to 1,250,000 shares of the Parent's common stock to the Parent's directors, officers and employees including the Company's officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminates on August 21, 2013. The vesting period is determined on an individualized basis by the Parent's Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the Restricted Stock Plan vests prorata over a three year period. For the year ended June 29, 2012, the Company has recognized compensation expense of approximately $156 for all restricted stock granted to the Company's employees.

8. Commitments and Contingencies

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 29, 2012

Total stockholder's equity from the statement of financial condition		$ 1,082,384
Deductions and/or charges - nonallowable assets		
Receivable from affiliate	(197,838)	
Fixed assets	(100,414)	
Receivable from registered representatives and prepaids	(70,255)	(368,507)
Net capital before haircuts		713,877
Haircuts on securities positions		(62,971)
Net capital		650,906
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 400,906
Aggregate indebtedness		$ 484,312
Ratio of aggregate indebtedness to net capital		74%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 29, 2012 filed by the Company with the Financial Industry Regulatory Authority on July 25, 2012.

SWS Financial Services, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-1 of the Securities Exchange Act of 1934

June 29, 2012

The Company claims exemption from SEC Exchange Act Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
SWS Financial Services, Inc.

In planning and performing our audit of the financial statements of SWS Financial Services, Inc. (the "Company", a Texas corporation and a wholly owned subsidiary of SWS Group, Inc.) as of and for the year ended June 29, 2012, in accordance with the standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customer funds or securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at June 29, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 24, 2012



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors
SWS Financial Services, Inc.
1201 Elm Street, Suite 3500
Dallas, TX 75270

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 29, 2012, which were agreed to by SWS Financial Services, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 29, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 29, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 24, 2012

SWS FINANCIAL SERVICES, INC.

Schedule of Securities Investor Protection Corporation
Assessments and Payments

For the year ended June 29, 2012

Date Paid	Amount Paid
January 19, 2012	$ 33,400.02
August 16, 2012	$ 28,099.27

SWS Financial Services, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission For the Year Ended June 29, 2012 With Report of Independent Registered Public Accounting Firm


Grant Thornton



Grant Thornton